July 19, 2012

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:  Mr. Justin Dobbie

Re:                             Standard Parking Corporation
Revised Preliminary Proxy Statement on Schedule 14A
And Documents Incorporated by Reference
Filed June 22, 2012
File No. 000-50796

Dear Mr. Dobbie:

Our client Standard Parking Corporation (the “Company” or “Standard Parking”) filed a revised version (the “Second Revised Preliminary Proxy Statement”) of the above referenced Revised Preliminary Proxy Statement on Schedule 14A (the “First Revised Preliminary Proxy Statement”). The Second Revised Preliminary Proxy Statement reflects responses to the letter of comment from the Staff of the Division of Corporation Finance (the “Staff”), dated July 3, 2012 (the “Proxy Letter”), relating to the First Revised Preliminary Proxy Statement.  On behalf of the Company, set forth below are responses to the Proxy Letter.  For convenience, we have reprinted the Staff’s comments below in bold, with the corresponding response set forth immediately below the applicable comment.

Enclosed for your convenience is a copy of the Second Revised Preliminary Proxy Statement, marked to show changes to the First Revised Preliminary Proxy Statement filed with the Securities and Exchange Commission (the “Commission”) on June 22, 2012.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Second Revised Preliminary Proxy Statement.  We have the following responses to the Staff’s comments:

Summary, page i

Reasons for the Merger, page iv

1.                                      Please revise to remove the word “substantial” from the last sentence in this section on page iv.

Response:

The section entitled “Summary — Reasons for the Merger” on page iv of the Second Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.  Conforming changes have been made elsewhere in the Second Revised Preliminary Proxy Statement.

Impact of the Stock Issuance on our Existing Stockholders, page v

2.                                      We note your response to our prior comment 14.  Please revise this section to disclose the approximate percentage ownership of the Central Parking stockholders based on the total number of shares of your common stock issued and outstanding in addition to the ownership percentage on a diluted basis that you currently disclose.

Response:

The section entitled “Summary — Impact of the Stock Issuance on our Existing Stockholders” on page v of the Second Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.  Conforming changes have been made elsewhere in the Second Revised Preliminary Proxy Statement.

Material United States Federal Income Tax Consequences of the Merger to Standard Parking and its Stockholders, page vi

3.                                      Please disclose when Standard Parking will determine how to treat and report the merger for U.S. federal income tax purposes.

Response:

The section entitled “Summary — Material United States Federal Income Tax Consequences of the Merger to Standard Parking and its Stockholders” on page vi of the Second Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.  A conforming change has been made on page 67 of the Second Revised Preliminary Proxy Statement.

Selected Unaudited Pro Forma Condensed Combined Financial Information, page xii

4.                                      We note from page xii that the March 31, 2012 pro forma statement of operations has been presented as though the merger occurred on January 1, 2012.  Please revise this date to January 1, 2011.

Response:

The section entitled “Summary — Selected Unaudited Pro Forma Condensed Combined Financial Information” on page xii of the Second Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

Questions and Answers, page 1

Risk Factors, page 14

5.                                      We note your response to our prior comment 22 and reissue in part.  Please revise to remove the fourth and fifth sentences in your introductory paragraph of your Risk Factors section on page 14, as risks that are not deemed material or not currently known should not be referenced in this section.

Response:

The fourth and fifth sentences in the introductory paragraph of the section entitled “Risk Factors” on page 14 of the Second Revised Preliminary Proxy Statement have been removed in response to the Staff’s comment.

Third parties may terminate or alter existing contracts with Central Parking, page 21

6.                                      We note your revised disclosure in response to our prior comment 23 that you do not anticipate that you will know whether any of Central Parking’s contracts will be terminated by third parties or renegotiated pursuant to change of control clauses until the merger has been completed.  Please revise to quantify the number or otherwise describe the scope of contracts that have such change of control or similar clauses so that investors understand the magnitude of existing contracts that may be terminated or altered.

Response:

The section entitled “Risk Factors” on page 21 of the Second Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

The Merger, page 32

Reasons for the Merger, page 40

Success with Prior Acquisitions, page 45

7.                                      We note your response to our prior comment 36 and reissue in part.  Please revise to clarify what you mean by “substantially” by providing quantitative information.

Response:

The section entitled “The Merger — Reasons for the Merger” on page 45 of the Second Revised Preliminary Proxy Statement has been revised to remove the word “substantially” in response to the Staff’s comment.

Opinion of Standard Parking’s Financial Advisor, page 47

8.                                      Please refer to the “Selected Public Companies Analysis” on pages 50-51 prepared by BofA Merrill Lynch and presented to the company’s Board in connection with the delivery of the fairness opinion.  We note that the implied transaction value exceeded the implied equity value reference range for Central Parking.  Given that this particular analysis constituted one of the material financial analyses prepared and presented by BofA Merrill Lynch, please disclose how the financial advisor factored this implied value comparison into its overall analysis in formulating its opinion.

Response:

The section entitled “The Merger — Opinion of Standard Parking's Financial Advisor” on page 51 of the Second Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.  Conforming changes have been made elsewhere in this section.

Central Parking Financial Analyses, page 50

9.                                      We note your response to our prior comments 45 and 47 and reissue in part.  Please revise to disclose the enterprise value to EBITDA multiples for each selected company on page 51 and each selected precedent transaction on page 52.  Although we note that BofA Merrill Lynch did not focus on a multiples-to-multiples comparison, the requested information will help investors understand how these analyses support the conclusion that the transaction is fair from a financial point of view.  Please also consider putting these data points in context by explaining that BofA Merrill Lynch focused on implied reference ranges rather than on a multiples-to-multiples comparison.  In addition, please revise to briefly explain the other factors that BofA Merrill Lynch took into account to select the ranges it used in its analyses.  In this regard, we note your disclosure on page 51 that “[b]ased on its professional judgment and after taking into consideration, among other things, the observed multiples for the selected companies, BofA Merrill Lynch applied selected ranges...” and your disclosure on page 52 that “[b]ased on its professional judgment and after taking into consideration, among other things, the observed multiples for the selected companies, BofA Merrill Lynch applied a selected range...”

Response:

As discussed with the Staff, with respect to the portion of the Staff’s comment to disclose the enterprise value to EBITDA multiples for each selected company and each selected transaction in order to help investors understand how these analyses support the conclusion of BofA Merrill Lynch’s opinion, the Company respectfully submits that the disclosure of individual multiples for each selected company and selected transaction would not be particularly meaningful to investors as BofA Merrill Lynch has indicated to the Company that individual multiples were not independently determinative of BofA Merrill Lynch’s opinion.  As required by Regulation M-A Item 1015, the Second Revised Preliminary Proxy Statement includes a summary of the opinion and related financial analyses, including the bases for and methods of arriving at the results of the financial analyses.  With respect to the selected companies and selected precedent transactions analyses, the disclosure includes the names of each selected company and the parties involved and dates of the selected transactions as well as a description of the types of companies and transactions selected so that investors can understand the relevance of the selected companies and selected transactions in relation to Central Parking and the merger.  The Second Revised Preliminary Proxy Statement also includes not only the selected range of multiples applied in such analyses to derive implied equity value reference ranges, but also the full overall ranges of multiples observed, so that investors can understand the judgment and context for the selection of such ranges.  Finally, the Second Revised Preliminary Proxy Statement includes the resulting equity reference ranges implied by the selected multiple ranges as compared to the implied transaction value so that investors can understand the results of each analysis.  The Company believes that the current disclosure represents a fair summary of BofA Merrill Lynch’s financial analyses and provides sufficient detail to enable investors to understand such analyses and that the requested additional data is not material to, and the inclusion of such data is inconsistent with, the approach and focus of such analyses as evaluated by BofA Merrill Lynch and the Board.  However, in light of the Staff’s comment, clarifying language has been added to the disclosure to emphasize that individual multiples for each company or transaction reviewed by BofA Merrill Lynch in its analyses were not independently determinative of BofA Merrill Lynch’s opinion.

With respect to the portion of the Staff’s comment to briefly explain the other factors that BofA Merrill Lynch took into account to select the ranges as suggested by the reference to “among other things,” the disclosure has been revised in response to the Staff’s comment to delete the phrase “among other things” as the Company believes that the material factors considered are reflected in the current disclosure.

Certain Financial Projections, page 56

10.                               Please refer to the third full paragraph on page 57.  While it is appropriate to explain the context in which these projections were considered by the company’s Board and financial advisor, it is inappropriate to disclaim reliance on information contained in the proxy statement.  Please revise this paragraph accordingly.

Response:

The third full paragraph in the section entitled “The Merger — Certain Financial Projections” on page 57 of the First Revised Preliminary Proxy Statement has been deleted in the Second Revised Preliminary Proxy Statement in response to the Staff’s comment.

Central Parking’s Business, page 101

11.                               We note your disclosure on pages 115 and F-16 regarding the terms of Central Parking’s arbitration, which include the relinquishment of the ownership interests in one of Central Parking’s joint ventures.  With a view towards revised disclosure, please advise as to whether the disclosure on page 101 and elsewhere in this section, which appears to speak as of March 31, 2012, has been revised to reflect the terms of the arbitration.

Response:

The disclosures relating to the properties owned by Central Parking through joint ventures on page 101 and elsewhere in the section entitled “Central Parking’s Business” do not include the joint venture subject to the arbitration award.  Accordingly, such disclosures already reflect the terms of the arbitration and are consistent with Central Parking’s financial reporting for the second quarter ended March 31, 2012.  The section entitled “Central Parking Management’s Discussion and Analysis of Financial Condition and Results of Operations — Second Quarter and First Six Months of Fiscal Year 2012 Overview and Items of Significance — Joint Venture Judgment” on page 114 of the Second Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

Parking Industry, page 101

12.                               Please provide support for the beliefs described in the first two sentences in the second paragraph of this section.

Response:

The section entitled “Central Parking’s Business — Parking Industry” on page 101 of the Second Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment to remove the second paragraph of the referenced section.

Central Parking Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 113

13.                               Reference is made to the last sentence on page 113.  Please revise the “first” quarter and first six months of fiscal years 2012 and 2011 to “second” quarter.  Similarly revise the first and last paragraphs on page 116 and first paragraph on page 118 to reference the second quarter rather than the first.

Response:

The section entitled “Central Parking Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 112, 116 and 117 of the Second Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

Results of Operations, page 115

14.                               Reference is made to the table representing the significant components of parking revenue.  Please reconcile the total amounts represented within the table with the total parking revenues presented on the face of the income statements for the respective periods.  Alternatively, explain why the amounts in the table do not equal total parking revenues presented on the income statement.  Similarly revise your disclosure on page 117.

Response:

The section entitled “Central Parking Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 114 and 117 of the Second Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

Unaudited Pro Forma Combined Financial Information, page 136

Unaudited Pro Forma Combined Statements of Operations, page 136

Transaction Costs

15.                               We note from the Summary section in the front of the document that you anticipate total merger and integration costs of approximately $39 million and approximately $9 million of the total anticipated costs had been incurred as of May 31, 2012.  Please note that to the extent that such amounts are material non-recurring charges, directly attributable to the transaction and factually supportable, they should be excluded from the pro forma income statement.  That is, to the extent any transaction costs have been incurred, are included in the income statements for year-end or interim periods presented, and meet the criteria stated above, please remove such charges from the respective pro forma income statement.

Response:

In response to the Staff’s comment, the non-recurring charges that are directly attributable to the transaction and factually supportable in the amount of $2,658 and $3,208 have been removed from the pro forma statements of operations for the year ended December 31, 2011 and the three months ended March 31, 2012, respectively.

Notes to the Unaudited Pro Forma Combined Financial Information, page 136

Notes to Unaudited Pro Forma Combined Balance Sheet, page 141

16.                               Reference is made to note (F).  Based upon your disclosures on page 138, it appears that the Central Parking debt amount of $206,500 is net of cash acquired of $10,318 and the payment pursuant to bonus retention program of $5,000.  In this regard, please explain why it appears the calculation for cash impact includes a separate line for cash bonus and cash acquired of

$5,000 and $10,318, respectively, when such amounts appear to be already netted within the repayment of Central Parking debt amount of $205,825.  Please advise or revise.

Response:

The pro forma Central Parking debt to be assumed by Standard Parking of $206,530 presented on page 138 of the Second Revised Preliminary Proxy Statement is net of cash acquired of $10,318. The cash acquired is calculated on page 138 as net cash available to reduce outstanding debt at the pro forma balance sheet date, net of certain pre-merger obligations. Because the bonus retention obligation is required to be settled by Central Parking immediately prior to the merger, it is shown as a reduction of Central Parking’s cash and cash equivalents balance in order to arrive at the amount of cash acquired on page 138.  The bonus retention program is included in a separate line item in the revised table set forth in Note (F) as it represents a valuation in cash acquired separate and apart from cash assumed to repay debt.

The actual repayment of Central Parking debt is $216,143, of which $10,318 is repaid by cash acquired and $205,825 is repaid by a portion of the financing provided by the new senior secured credit facilities. Accordingly, the repayment of Central Parking debt was presented in two separate line items in the table set forth in Note (F) of the First Revised Preliminary Proxy Statement. We have, however, revised the table set forth in Note (F) under the section entitled “Notes to Unaudited Pro Forma Combined Balance Sheet” on page 143 of the Second Revised Preliminary Proxy Statement to show the repayment of Central Parking debt as one line item.

Notes to Unaudited Pro Forma Combined Statement of Operations, page 144

17.                               Please revise note (4) to provide the outstanding balance on each facility in adjustment (b).

Response:

Note (4) under the section entitled “Notes to Unaudited Pro Forma Combined Statement of Operations” on page 147 of the Second Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

18.                               Reference is made to notes (6) and (7).  Please tell us how the expected revenue and cost of parking services on owned real property that is expected to be operated as leased property and the revenue and cost of parking services on real property that is expected to be operated for a management fee after the sale of PropCo meet the factually supportable criteria under Regulation S-X, Article 11-02(b)(6).  In this regard, estimated revenues and costs provided by forecasts of information are not considered factually supportable.  Please remove the adjustment for estimated revenues and expenses or advise.

Response:

The revenue and costs of services related to Central Parking’s formerly owned properties represent actual results for those locations using the agreements now in effect during the relevant periods.  For purposes of the pro forma financial statements, the revenue and costs for these locations were recharacterized to reflect the impact on the statement of operations as if (1) these properties had already been sold, and (2) they were operated during the relevant periods as leased properties or managed properties.  The lease and management agreements for these properties were entered into at the time of the sales in December 2011 and March 2012.  Accordingly, these results do not represent forecasts; rather, the results represent a recharacterization of the revenue and expenses that Central Parking would have received if the locations were leased or managed (depending on the property), as opposed to owned, during the relevant periods pursuant to the contractual arrangements put in place at the time of the sale.  Accordingly, the Company respectfully submits that the financial information included does meet the factually supportable criteria under Regulation S-X, Article 11-02(b)(6).

19.                               Please provide us and revise note (9) to include the calculation showing how the income tax adjustment was calculated or determined as we were unable to do so based upon the statutory rates provided in the revised footnote.

Response:

Central Parking’s effective tax rate from continuing operations inclusive of noncontrolling interest of 37.6% for the fiscal year ended September 30, 2011 was used to calculate the tax expense for the pro forma year ended December 31, 2011 statement of operations and Central Parking’s effective tax rate from continuing operations inclusive of noncontrolling interest of 24.8% for Central Parking’s three months ended March 31, 2012 was used to calculate the tax expense for the pro forma three months ended March 31, 2012 statement of operations. Note (9) under the section entitled “Notes to Unaudited Pro Forma Combined Statement of Operations” on page 148 of the Second Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment to include a disclosure of the tax rates used in calculating the income tax adjustment.

Financial Statements, page F-1

KCPC Holdings, Inc. March 31, 2012 Financial Statements, page F-2

Consolidated Statements of Cash Flows, page F-4

20.                               We note your response to our prior comment 93.  Please explain to us in further detail the nature of the “changes in filing positions” that resulted in such a significant reduction in your state income tax liability and generated an income tax benefit in the first quarter of fiscal 2012.  Furthermore, please explain the changes in filing positions during the quarter ended March 31, 2012 which resulted in additional tax due for Central Parking’s 2011 fiscal year and why it was appropriate to be recorded in fiscal 2012.  We may have further comment upon receipt of your response.

Response:

Central Parking has added disclosures to its financial statements for the three and six months ended March 31, 2012 to clarify the tax-related activities that took place during the first and second quarters of its fiscal year 2012.  Central Parking believes the revised disclosures provide investors with a better understanding of the changes made, the impact of these changes on the effective tax rate, and the basis for recording that impact in the applicable periods.

During the first quarter ended December 31, 2011, Central Parking completed a restructuring of its legal entities and a review of available tax methods and elections for its fiscal year 2012 tax filing positions.  Central Parking restructured certain of its legal entities through a series of legal entity conversions and mergers.  The restructuring reduced the number of legal entities and eliminated the need for various intercompany transactions.  The restructuring, and the implementation of new filing positions upon review of available tax methods and elections for its fiscal year 2012, was initiated upon the approval of Central Parking’s board of directors in the first quarter.  When compared to prior year filings, these activities resulted in a reduction in Central Parking’s state tax liability for its fiscal year 2012 due to changes in overall state apportionment factors, resulting in an increase in the state tax benefit recognized in the first quarter and in the overall effective tax rate for fiscal year 2012.

The activities noted above included the following:

•  Converting numerous legal entities from corporations to limited liability companies and “checking the box” to treat these entities as disregarded for tax purposes.  This will result in a significant reduction of the overall number of state tax filings and result in changes to apportionment factors in certain state filings for its fiscal year 2012 and future years.

•  Central Parking also elected to file certain state returns on a consolidated basis.

•  Central Parking reviewed various tax methods and elections to determine the most appropriate position for its fiscal year 2012 tax filings.

During Central Parking’s quarter ended March 31, 2012 (“Q2 2012”), Central Parking met with various state tax experts in order to evaluate if the new filing positions that were implemented in the first quarter of fiscal year 2012 should be applied to open tax years. Central Parking believes that both the historical filing positions and the new filing positions are acceptable filing positions. Central Parking assessed the need for a reserve for an uncertain tax position under the recognition and measurement criteria and concluded that no uncertain tax position existed in prior periods or in the first quarter of fiscal year 2012. However, Central Parking believes that having consistency in its tax positions will be helpful in sustaining its tax positions. As a result, Central Parking, with the assistance of external advisors, completed a quantitative analysis in order to determine the cumulative effect of consistently applying the filing positions that were utilized in its fiscal year 2012 on open years and recorded a $3.9 million state and local tax expense ($2.5 million net of federal tax) in Q2 2012 upon its decision to conform its historical tax positions to its fiscal year 2012 positions.  The change in estimated income tax was recorded in Q2 2012, concurrent with the timing of Central Parking’s decision to change its historical filing positions. While the overall tax liability for certain prior year returns increased, Central Parking estimates an overall tax savings in its fiscal year 2012 and future periods.

We believe the responses above fully address the comments contained in the Proxy Letter.  If you have any questions regarding the Second Revised Preliminary Proxy Statement or the above responses, please contact the undersigned at 312-902-5493.  Thank you for your prompt attention to this matter.

Very truly yours,

/s/ Mark D. Wood

Mark D. Wood

Enclosures

cc:                                Mr. James A. Wilhelm, President and Chief Executive Officer

Mr. G. Marc Baumann, Executive Vice President and Chief Financial Officer

Mr. Robert Sacks, Executive Vice President and General Counsel